EXHIBIT 12.1

PENINSULA GAMING, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES
(In thousands of dollars)

	Year Ended December 31,					Nine Months Ended September 30,
	2008	2007	2006	2005	2004	2009	2008
Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$22,756	$(5,154)	$6,328	$(3,384)	$(45,075)	$(11,347)	$21,647
Fixed charges excluding unamortized capitalized interest	42,149	42,931	35,235	31,117	66,456	59,982	31,609
Total earnings	$64,905	$37,777	$41,563	$27,733	$21,381	$48,635	$53,256

Fixed charges:
Interest expense including capitalized interest	$42,940	$41,348	$33,822	$29,850	$65,952	$58,096	$31,723
Portion of rental charges deemed to be interest	2,293	2,287	2,092	1,527	1,667	1,720	1,720
Total fixed charges	$45,233	$43,635	$35,914	$31,377	$67,619	$59,816	$33,443
Ratio of earnings to fixed charges	1.4	0.9	1.2	0.9	0.3	0.8	1.6

Pro Forma Ratio of Earnings to Fixed Charges:
Earnings
Net income (loss)	$23,988					$11,981
Fixed charges excluding unamortized capitalized interest	61,615					46,450
Total earnings	$85,603					$58,431

Fixed charges:
Interest expense including capitalized interest	$61,949					$44,220
Portion of rental charges deemed to be interest	2,752					2,064
Total fixed charges	$64,701					$46,284
Ratio of earnings to fixed charges	1.3					1.3